UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RELYPSA, INC.

(Name of Subject Company)

RELYPSA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

759531106

(CUSIP Number of Class of Securities)

John A. Orwin

President and Chief Executive Officer

Relypsa, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 421-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Relypsa, Inc., a Delaware corporation (“Relypsa”), filed with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2016 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Parent” or “Galenica”), to purchase all of the issued and outstanding shares of Relypsa’s common stock, par value $0.001 per share (the “Company Shares”), at a purchase price of $32.00 per Company Share (the “Offer Price”), payable to the holder thereof in cash, without interest and less any applicable withholding taxes, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on August 4, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to amend and supplement the Schedule 14D-9 as reflected below.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) By replacing the text under the heading “Recommendation of the Relypsa Board” beginning on page 12 in its entirety as follows:

“At a meeting of the Relypsa Board held on July 20, 2016, the members of the Relypsa Board present at the meeting unanimously (i) determined that it was in the best interests of Relypsa and its stockholders for Relypsa to enter into the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the performance by Relypsa of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, (iii) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend, on behalf of Relypsa, that Relypsa’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and (iv) authorized and approved the execution, delivery and performance of the Merger Agreement by Relypsa.

Accordingly, and for the other reasons described in more detail below, the Relypsa Board, on behalf of Relypsa, hereby recommends that Relypsa’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A copy of the letter to Relypsa’s stockholders communicating the Relypsa Board’s recommendation is filed as Exhibit (a)(16) to this Schedule 14D-9 and is incorporated herein by reference.”

(b) By replacing the section entitled “Certain Financial Forecasts” beginning on page 48 in its entirety as follows:

“Certain Financial Forecasts.

In Relypsa’s press releases announcing its annual operating results, Relypsa has provided general guidance as to expected operating expenses as Relypsa has prepared for and initiated the commercial launch of Veltassa. Relypsa’s press release announcing its annual operating results for 2015 stated that Relypsa expected total operating expenses in the range of approximately $275.0 million to $300.0 million for fiscal year 2016, and was furnished to the SEC on Form 8-K on February 24, 2016. Relypsa does not otherwise publicly disclose projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates.

In the normal course of business planning, each year Relypsa management prepares, for internal use, certain unaudited prospective financial information with respect to Relypsa’s business plans for the immediately succeeding five-year period, and certain unaudited prospective financial information with respect to Relypsa’s revenues for the immediately succeeding ten-year period (in each case, the “Long Range Plan”). The Long Range Plan is part of Relypsa’s annual internal financial planning and budgeting processes and is discussed and reviewed with the Relypsa Board and the Long Range Plan with respect to the immediately succeeding year is approved by the Relypsa Board annually. In the normal course of business planning, Relypsa management reconciles the unaudited prospective financial information for the current fiscal year included in the Long Range Plan on a quarterly basis to better reflect the information available to Relypsa management at that time, and Relypsa management discusses and reviews any material changes to the updated Long Range Plan with the Relypsa Board. Consistent with the normal course of business, Relypsa management prepared during the third and fourth quarter of 2015, and completed in December 2015, for internal use, the Long Range Plan for fiscal years 2016 through 2020, including prospective revenue information with respect to fiscal years 2016 through 2025 (the “2015 Long Range Plan”). The 2015 Long Range Plan was presented by Relypsa management to the Relypsa Board for its review and approval at a meeting of the Relypsa Board on December 10, 2015, following the approval for sale of Veltassa for treatment of hyperkalemia in the US by the FDA on October 21, 2015, and prior to the first commercial sale of Veltassa on December 21, 2015. The 2015 Long Range Plan contained a base case and two sensitivity scenarios: a “base” scenario (“2015 Long Range Plan Base Case”), a “downside” scenario which assumed a 50% decrease in U.S. revenue from 2015 Long Range Plan Base Case (“2015 Long Range Plan Scenario A”) and an “upside” scenario which assumed a 50% increase in U.S. revenue from 2015 Long Range Plan Base Case (“2015 Long Range Plan Scenario B”). 2015 Long Range Plan Scenario A and 2015 Long Range Plan Scenario B were prepared by Relypsa management for use by the Relypsa Board in connection with the Relypsa Board’s consideration of near term cash and financing needs for Relypsa and its business. The 2015 Long Range Plan was developed at a different time, using different assumptions and for a different purpose than, and is independent from, the June 2016 Revenue Model and the Final Unaudited Prospective Financial Information described below. The 2015 Long Range Plan, the June 2016 Revenue Model and the Final Unaudited Prospective Financial Information are each referred to as a “Forecast” and collectively, referred to as, the “Forecasts”.

Beginning in April 2016, Relypsa management reconciled and updated the unaudited prospective financial information included in the 2015 Long Range Plan for fiscal year 2016 and updated the unaudited prospective revenue information included in the 2015 Long Range Plan with respect to gross sales of Veltassa in the US for fiscal years 2016 through 2020, in each case in order to better reflect the information available to Relypsa management at that time, including information received by Relypsa in connection with the ongoing commercial launch of Veltassa, including new outpatient prescriptions written for Veltassa, the number of patients who received a free starter-supply of Veltassa, outpatient prescriptions filled and hospital units sold. Relypsa management subsequently presented updated prospective revenue information for gross sales of Veltassa in the US to the Relypsa Board at its meeting held on June 14, 2016 (the “June 2016 Revenue Model”). The June 2016 Revenue Model included prospective revenue information from the 2015 Long Range Plan with respect to gross sales of Veltassa in the US for fiscal years 2016 through 2020 that had been updated by management as part of the normal course reconciliation and update of the 2015 Long Range Plan that began in April 2016. The June 2016 Revenue Model also included the prospective revenue information for fiscal years 2020 through 2025 based upon gross sales of Veltassa in the US that had been included in the 2015 Long Range Plan, and provided two additional scenarios for revenues based upon gross sales of Veltassa in the US for fiscal years 2020 through 2025, which varied based upon assumed peak market penetration rates in 2025.

At meetings of the Relypsa Board on June 20, 2016 and July 20, 2016, Relypsa management presented unaudited prospective financial information for fiscal years 2016 through 2032 (the “Final Unaudited Prospective Financial Information”). The Final Unaudited Prospective Financial Information was based upon Relypsa management’s normal course reconciliation and update of the 2015 Long Range Plan for fiscal years 2015-2020 and projected through fiscal year 2032 using industry standard growth rates for expenses and revenue until patent expiration, included the June 2016 Revenue Model, and excluded certain prospective costs related to the development of products or indications that had been included in the 2015 Long Range Plan. Relypsa management informed each of Centerview and BofA Merrill Lynch that they believed, and instructed each of Centerview and

BofA Merrill Lynch to assume for purposes of its financial analyses with respect to Relypsa, that the relative likelihood of achieving each of the three sensitivity scenarios (Revenue Cases A, B and C) included in the Final Unaudited Prospective Financial Information was the same. The Final Unaudited Prospective Financial Information was used by Centerview in connection with Centerview’s preparation of its financial analyses with respect to Relypsa that were presented to the Relypsa Board and summarized above under “—Opinions of Relypsa’s Financial Advisors”, and the Final Unaudited Prospective Financial Information was also used by BofA Merrill Lynch in connection with BofA Merrill Lynch’s preparation of its financial analyses with respect to Relypsa that were presented to the Relypsa Board and summarized above under “—Opinions of Relypsa’s Financial Advisors.”

While the full 2015 Long Range Plan and the full Final Unaudited Prospective Financial Information were not made available to Parent, certain unaudited prospective financial information included in the Final Unaudited Prospective Financial Information was made available to Parent during a presentation by Relypsa management on May 31, 2016 and was also provided to Parent in the due diligence data room. The unaudited prospective financial information provided to Parent did not contain the prospective revenue information included in the Final Unaudited Prospective Financial Information and instead contained a mean of publicly available Wall Street analyst estimates for Relypsa’s future revenues at that time. Furthermore, the unaudited prospective financial information provided to Parent differed from Final Unaudited Prospective Financial Information as noted in Footnote (9) below. In addition, certain unaudited prospective financial information with respect to fiscal year 2016 included in the 2015 Long Range Plan and the Final Unaudited Prospective Financial Information was provided to Parent, Party A and Party B. The unaudited prospective financial information with respect to fiscal year 2016 provided to Parent, Party A and Party B did not contain the prospective revenue information included in the 2015 Long Range Plan or the Final Unaudited Prospective Financial Information. Other than such unaudited prospective financial information included in the 2015 Long Range Plan and the Final Unaudited Prospective Financial Information that was made available to Parent, Party A and Party B (as applicable), Relypsa did not provide any financial forecasts to Parent, Party A, Party B or any other third parties in connection with a potential acquisition of Relypsa. Relypsa is including the Final Unaudited Prospective Financial Information in this Schedule 14D-9 solely because it was the most recent financial information made available to Centerview and BofA Merrill Lynch in connection with their respective financial analyses summarized above under “—Opinions of Relypsa’s Financial Advisors.” and to the Relypsa Board in connection with its evaluation of the Offer and the Merger. The Relypsa Board did not rely on any forecasts other than the Final Unaudited Prospective Financial Information in reaching its determination on July 20, 2016 to approve the Merger Agreement and the transactions contemplated thereby and to recommend, on behalf of Relypsa, that Relypsa’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer. The Final Unaudited Prospective Financial Information was the only Forecast approved by Relypsa for use by Centerview and BofA Merrill Lynch in connection with rendering their oral opinions delivered to the Relypsa Board, which were subsequently confirmed by delivery of written opinions dated as of July 20, 2016, and performing their respective financial analyses in connection therewith, as summarized above under “—Opinions of Relypsa’s Financial Advisors.”

Relypsa’s internally prepared Final Unaudited Prospective Financial Information was based solely upon information available to Relypsa management, and estimates and assumptions made by Relypsa management, at the time in the second quarter of 2016 when the Final Unaudited Prospective Financial Information was prepared. Similarly, any other Forecast internally prepared by Relypsa was based solely upon information available to Relypsa management at the time such Forecast was prepared and estimates and assumptions made by Relypsa management at such time, and each such Forecast speaks only as of the time that such Forecast was prepared. As a result, the Final Unaudited Prospective Financial Information and the other Forecasts do not necessarily reflect Relypsa’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared, and some or all of the assumptions made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In addition, the Final Unaudited Prospective Financial Information and the other Forecasts do not give effect to the Offer or the Merger or any changes to Relypsa’s operations or strategy that may be implemented as a result of the announcement of the Offer or the Merger or following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger. Further, the Final Unaudited Prospective Financial Information and the other Forecasts do not take into account the effect of any failure of the consummation of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context.

The Final Unaudited Prospective Financial Information and the other Forecasts were necessarily based on a variety of assumptions and estimates. Certain of these assumptions and estimates either have not or may not be realized. All such estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Relypsa’s control. The assumptions and estimates used to create the Final Unaudited Prospective Financial Information and the other Forecasts involve judgments made with respect to, among other things, the overall patient population, the rate of hyperlakemia market penetration, the ability of Relypsa to obtain and maintain market share, the net duration of Veltassa therapy, the timing of achievement of peak net sales for Veltassa, the internal cost of Veltassa, product pricing of Veltassa, the timing of approval and the rate of market penetration for competitors to Veltassa, when Veltassa would be available in markets outside the US, selling and marketing expenses, research and development spending, general and administrative expenses, the availability of net operating losses, future global effective income tax rates and other factors described under “Risk Factors” in Relypsa’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and Relypsa’s other filings with the SEC, all of which are difficult to predict and some of which are outside of Relypsa’s control. In addition, the Final Unaudited Prospective Financial Information and the other Forecasts covers multiple years, and such information by its nature becomes more uncertain with each successive year. Moreover, the Final Unaudited Prospective Financial Information and the other Forecasts are based on certain future business decisions that are subject to change. The inclusion of the Final Unaudited Prospective Financial Information in this Schedule 14D-9 should not be regarded as an indication that such unaudited prospective financial information will be predictive of actual future results, and the Final Unaudited Prospective Financial Information should not be relied upon as such. The Final Unaudited Prospective Financial Information and the other Forecasts are forward-looking statements. Accordingly, there can be no assurance that any of the assumptions and estimates used to prepare the Final Unaudited Prospective Financial Information or any other Forecast will necessarily prove to be accurate, and actual results may differ materially from those shown in the Final Unaudited Prospective Financial Information.

The Final Unaudited Prospective Financial Information is not being included in this Schedule 14D-9 in order to influence any Relypsa stockholder’s decision as to whether or not to tender its common stock in the Offer or whether or not to seek appraisal rights with respect to shares of Relypsa common stock held by such stockholder. The inclusion of the Final Unaudited Prospective Financial Information in this Schedule 14D-9 should not be regarded as an indication that Relypsa, Parent or any of Relypsa’s or Parent’s respective advisors or representatives considered or consider the Final Unaudited Prospective Financial Information to necessarily be an accurate prediction of future results or events, and the Final Unaudited Prospective Financial Information should not be relied upon as such. There can be no assurance that Relypsa’s prospective results will be realized or that actual results will not be significantly higher or lower than estimated. None of Relypsa, Parent or any of Relypsa’s or Parent’s respective advisors or representatives has made or makes any representation regarding the information contained in the Final Unaudited Prospective Financial Information or any other Forecast or assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Final Unaudited Prospective Financial Information included in this Schedule 14D-9. In particular, neither Relypsa nor Parent has made any representation to any other person concerning the accuracy of the Final Unaudited Prospective Financial Information or any other Forecast.

The inclusion of the Final Unaudited Prospective Financial Information herein should not be deemed an admission or representation by Relypsa, Parent or Merger Sub that it is viewed by Relypsa, Parent or Merger Sub as material information of Relypsa, and in fact, none of Relypsa, Parent or Merger Sub view the Final Unaudited Prospective Financial Information as material because of the inherent risks and uncertainties associated with such long-term projections. The Final Unaudited Prospective Financial Information should be read together with the historical financial statements of Relypsa, which have been filed with the SEC, and the other information regarding Relypsa contained elsewhere and incorporated by reference in this Schedule 14D-9. Relypsa stockholders are urged to review Relypsa’s most recent SEC filings for a description of Relypsa’s reported and anticipated results of operations and financial condition and capital resources during 2016, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Relypsa’s Quarterly Report on Form 10-Q for the first quarter ended March 31, 2016.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE SECURITIES LAWS, NONE OF RELYPSA, PARENT OR ANY OF RELYPSA’S OR PARENT’S RESPECTIVE ADVISORS OR REPRESENTATIVES INTENDS TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE OR RECONCILE THE FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR THE OTHER

FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN SUCH FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR OTHER FORECASTS, AS APPLICABLE, WERE PREPARED OR TO REFLECT THE OCCURRENCE OF EVENTS OCCURRING AFTER THE DATE WHEN SUCH FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR OTHER SUCH FORECASTS, AS APPLICABLE, WERE PREPARED, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR OTHER SUCH FORECASTS, AS APPLICABLE, ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT-TERM). RELYPSA’S STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION INCLUDED IN THIS SCHEDULE 14D-9, AND SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT RELYPSA, THE RELYPSA BOARD, CENTERVIEW, BOFA MERRILL LYNCH, PARENT OR ANY OTHER PERSON CONSIDERED, OR NOW CONSIDERS, THEM TO BE RELIABLE PREDICTIONS OF FUTURE RESULTS, AND THEY SHOULD NOT BE RELIED UPON AS SUCH.

The Final Unaudited Prospective Financial Information and the other Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Final Unaudited Prospective Financial Information and the other Forecasts do not purport to present operations in accordance with U.S. GAAP, and Relypsa’s, Parent’s or any other independent registered public accounting firm has not audited, reviewed, examined, compiled or otherwise applied or performed any procedures with respect to the Final Unaudited Prospective Financial Information or any other Forecast or any information contained therein, nor have they expressed any opinion or given any form of assurance with respect to such information or its reasonableness, achievability or accuracy, and accordingly such registered public accounting firm assumes no responsibility therefor. Relypsa’s independent registered public accounting firm has not examined, compiled or otherwise applied or performed any procedures with respect to the Forecasts, nor has it expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy, and accordingly, such registered public accounting firm assumes no responsibility for them.

The Profit & Loss, Cash Flow, Budget Summary and Revenue Forecast tables below, including 2015 Long Range Plan Base Case, 2015 Long Range Plan Scenario A and 2015 Long Range Plan Scenario B, together constitute the 2015 Long Range Plan as presented to the Relypsa Board on December 10, 2015:

2015 Long Range Plan(1)

(in millions)

	2015 Long Range Plan Base Case Profit & Loss
	2016	2017	2018	2019	2020
Revenue
Veltassa Net Revenue	$46.9	$122.9	$227.1	$407.1	$675.9
Vifor Collaboration Rev.	15.8	32.8	0.4	0.4	0.4
Vifor Royalty Revenue	—	0.6	5.1	13.1	28.8
Vifor COGS + 10% Revenue	—	3.6	24.2	57.6	80.2

Total Revenue	62.7	159.9	256.8	478.2	785.3

COGS
Vifor Cost of Sales	—	3.3	22.0	52.4	72.9
Adjusted U.S. Cost of Sales(2)	16.7	43.5	65.5	88.0	109.4

Total Adjusted COGS	16.7	46.8	87.6	140.3	182.3
Veltassa Gross Margin	30.2	79.4	161.6	319.1	566.5
Vifor Gross Margin	15.8	33.7	7.7	18.8	36.5

Total Gross Margin	46.0	113.1	169.3	337.8	602.9

Operating Expenses
Total Operating Expenses(3)	289.7	314.0	336.5	341.7	359.0
Interest Income/Expense	1.7	0.9	0.5	0.1	—
Pre-Tax Income (Loss)	(245.4)	(201.8)	(167.7)	(3.9)	243.9
Income Tax Adjustment	—	—	—	—	(7.3)

Net Gain (Loss)	$(245.4)	$(201.8)	$(167.7)	$(3.9)	$236.6

(1)	The 2015 Long Range Plan assumed: (i) net losses would be eliminated by approximately 2019 and profits would be approximately $240 million in 2020 and (ii) the gross margin would increase during 2016-2020 as a result of process improvements, more efficient packaging process and overhead costs spread over higher volumes.
(2)	Adjusted U.S. Cost of Sales is non GAAP because it includes $13.0 million and 12.5 million in expensed inventory manufactured pre-PDUFA for 2016 and part of 2017, respectively.

	2016	2017
Total Adjusted COGS	$16.7	$43.5
Expensed Inventory Manufactured Pre-PDUFA	(13.0)	(12.5)
Total COGS	3.7	31.0

(3)	Operating Expenses include development expenses associated with additional non-Veltassa research and clinical programs.

	2015 Long Range Plan Base Case Cash Flow
	2016	2017	2018		2019	2020
Beginning Cash	$208.9	$(70.1)	$(278.4)		$(506.7)	$(515.7)
Net Loss	(245.4)	(201.8)	(167.7)		(3.9)	236.6

Cash Flow Adjustments
Non cash P&L items	26.2	27.7	32.2		37.7	34.9
Rent, bonus vacation	4.6	3.1	3.3		2.4	2.1
Other working capital adjustments	(1.1)	2.1	(0.7)		0.3	1.0
Deferred Revenue (Vifor)	(15.8)	(2.8)	(0.4)		(0.4)	(0.4)
Capital expenditures	(12.3)	(8.4)	(81.5	)(4)	(6.6)	(4.6)
Inventory, net	(35.2)	(22.3)	(7.0)		(35.7)	(24.7)
Debt Payments	0.0	(5.9)	(6.3)		(2.8)	0.0

Total Cash Flow Adjustments	(33.7)	(6.6)	(60.5)		(5.1)	8.3

Net Cash Increase/(Decrease)	(279.0)	(208.4)	(228.3)		(9.0)	244.9

Ending Cash	$(70.1)	$(278.4)	$(506.7)		$(515.7)	$(270.8)

(4)	Capital expenditures include costs related to manufacturing and other capital expenditures.

	2015 Long Range Plan Scenario A Budget Summary(5)
	2016	2017	2018	2019	2020
Total Net Revenue	$39.1	$98.3	$143.1	$274.5	$447.2
Total Adjusted COGS	10.5	30.7	58.5	111.9	147.6

Total Gross Margin	28.6	67.6	84.6	162.6	299.6

Total Operating Expenses	278.8	266.2	239.7	236.1	249.1
Interest Income/Expense	1.7	0.9	0.5	0.1	—
Pre-Tax Income/(Loss)	(251.8)	(199.5)	(155.5)	(73.6)	50.5
Income Tax Adjustment	—	—	—	—	(1.5)

Net Gain/(Loss)	$(251.8)	$(199.5)	$(155.5)	$(73.6)	$49.0

Net Cash Flow	$(285.0)	$(221.0)	$(157.9)	$(81.3)	$146.5

Beginning Cash	208.9	(76.1)	(297.0)	(455.0)	(536.3)
Ending Cash	(76.1)	(297.0)	(455.0)	(536.3)	(389.8)

(5)	2015 Long Range Plan Scenario A is based on the following variations from the 2015 Long Range Plan Base Case: (i) a 50% reduction in U.S. revenue, and (ii) a $370 million expense reduction.

	2015 Long Range Plan Scenario B Budget Summary(6)
	2016	2017	2018	2019	2020
Total Net Revenue	$86.3	$221.4	$370.5	$681.9	$1,123.4
Total Adjusted COGS	23.1	59.0	109.4	160.6	218.8

Total Gross Margin	63.2	162.4	261.1	521.3	904.6

Total Operating Expenses	310.4	346.2	337.5	357.0	369.5
Interest Income/Expense	1.7	0.9	0.5	0.1	—
Pre-Tax Income/(Loss)	(248.9)	(184.7)	(76.8)	164.2	535.1
Income Tax Adjustment	—	—	—	(4.9)	(16.1)

Net Gain/(Loss)	$(248.9)	$(184.7)	$(76.8)	$159.3	$519.1

Net Cash Flow	$(273.6)	$(188.0)	$(109.3)	$151.3	$551.0

Beginning Cash	208.9	(64.6)	(252.6)	(361.9)	(210.7)
Ending Cash	(64.6)	(252.6)	(361.9)	(210.7)	340.3

(6)	2015 Long Range Plan Scenario B is based on the following variations from 2015 Long Range Plan Base Case: (i) a 50% increase in U.S. revenue, and (ii) an $80 million increase in expenses related to additional investments in clinical development and manufacturing.

	2015 Long Range Plan US Revenue Forecast (in millions)
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Gross Revenue(7)	$56	$152	$285	$508	$838	$1,224	$1,561	$1,736	$1,901	$2,087

(7)	Gross Revenue is US Revenue for Veltassa and differs from the Veltassa Net Revenue set forth in the 2015 Long Range Plan Base Case because Veltassa Net Revenue includes discounts and rebates given to payers and channel partners.

The Profit & Loss tables below, including Revenue Case A, Revenue Case B and Revenue Case C, together constitute the Final Unaudited Prospective Financial Information, including the June 2016 Revenue Model, as presented to the Relypsa Board on July 20, 2016.

Final Unaudited Prospective Financial Information(8)(9)

(Presented to the Relypsa Board on July 20, 2016)

(in millions)

Profit & Loss (Risk-Adjusted) – Revenue Case A
	Year Ending December 31,																		CAGR
	POS	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	‘16-’20	‘21-’25
Veltassa U.S. Net Revenue(10)	100%	19	72	148	261	421	634	930	1,134	1,320	1,515	1,590	1,670	1,753	1,841	1,933	580	174	116%	24%
Vifor Royalty Revenue(11)	90%	—	1	5	12	27	44	57	63	65	67	68	70	72	74	—	—	—	—	11%
Vifor COGS + 10% Revenue	90%	—	3	22	52	72	93	105	107	104	101	97	94	91	88	25	7	2	—	2%
Total Product Revenue to Relypsa(12)		$19	$76	$175	$325	$520	$771	$1,092	$1,304	$1,489	$1,682	$1,756	$1,834	$1,916	$2,003	$1,958	$587	$176	128%	22%
% Growth		NA	291%	131%	86%	60%	48%	42%	19%	14%	13%	4%	4%	4%	5%	(2%)	(70%)	(70%)
Memo: U.S. + Vifor Royalty & 10% Net COGS Supply(13)		$19	$73	$155	$278	$455	$687	$996	$1,207	$1,394	$1,590	$1,668	$1,749	$1,834	$1,923	$1,935	$581	$174	120%	23%
Vifor Collaboration Revenue(14)	100%	16	3	0	0	0	0	0	0	0	0	—	—	—	—	—	—	—
Vifor Milestone Revenue(15)	90%	—	27	—	—	14	27	—	—	—	—	—	—	—	—	—	—	—
Total Revenue to Relypsa		$35	$106	$175	$325	$534	$798	$1,092	$1,305	$1,489	$1,682	$1,756	$1,834	$1,916	$2,003	$1,958	$587	$176	97%	20%
Veltassa U.S. COGS(16)		(7)	(23)	(36)	(47)	(53)	(76)	(106)	(121)	(132)	(151)	(159)	(167)	(175)	(184)	(193)	(58)	(17)	66%	19%
Veltassa Vifor COGS		—	(3)	(20)	(47)	(66)	(84)	(96)	(97)	(95)	(91)	(88)	(85)	(83)	(80)	(23)	(6)	(2)	—	2%
Gross Profit		$28	$80	$119	$231	$415	$638	$891	$1,086	$1,263	$1,439	$1,509	$1,582	$1,658	$1,739	$1,742	$523	$157	96%	23%
% of Product Revenue		145%	105%	68%	71%	80%	83%	82%	83%	85%	86%	86%	86%	87%	87%	89%	89%	89%
Memo: U.S. Gross Profit as a % of U.S. Revenue		63%	68%	76%	82%	87%	88%	89%	89%	90%	90%	90%	90%	90%	90%	90%	90%	90%
R&D Expense(17)		(85)	(85)	(67)	(52)	(54)	(53)	(51)	(50)	(49)	(47)	(47)	(46)	(45)	(44)	(44)	(13)	(4)	(11%)	(3%)
% of Product Revenue		438%	112%	39%	16%	10%	7%	5%	4%	3%	3%	3%	2%	2%	2%	2%	2%	2%
S&M Expense(18)		(152)	(140)	(148)	(156)	(164)	(169)	(174)	(179)	(185)	(190)	(196)	(202)	(205)	(167)	(128)	(38)	(11)	2%	3%
% of Product Revenue		NM	185%	85%	48%	32%	22%	16%	14%	12%	11%	11%	11%	11%	8%	7%	7%	7%
G&A Expense(19)		(49)	(47)	(49)	(49)	(49)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(62)	(63)	(65)	(20)	(6)	(0%)	3%
% of Product Revenue		253%	62%	28%	15%	9%	6%	5%	4%	4%	3%	3%	3%	3%	3%	3%	3%	3%
Adjusted Product Impr. Costs to COGS		2	5	7	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Allocation to Inventory		13	14	14	15	15	15	15	15	15	15	15	15	15	15	15	5	1
Total Operating Income		($243)	($174)	($123)	($10)	$164	$381	$630	$819	$990	$1,161	$1,224	$1,290	$1,362	$1,479	$1,521	$456	$137	—	32%
% Margin		NM	NM	NM	NM	31%	48%	58%	63%	66%	69%	70%	70%	71%	74%	78%	78%	78%
Net Interest Expense(20)		(12)	(17)	(17)	(17)	(14)	(7)	1	5	8	11	15	19	24	28	33	36	37
Pre-Tax Income		($256)	($191)	($140)	($28)	$149	$374	$630	$824	$998	$1,172	$1,239	$1,309	$1,385	$1,507	$1,554	$493	$174	—	33%
Taxes Paid(21)		—	—	—	—	(7)	(17)	(59)	(322)	(389)	(457)	(483)	(511)	(540)	(588)	(606)	(192)	(68)
Net Income(22)		($256)	($191)	($140)	($28)	$143	$357	$571	$503	$609	$715	$756	$799	$845	$919	$948	$300	$106	—	19%
% Margin		NM	NM	NM	NM	27%	45%	52%	39%	41%	43%	43%	44%	44%	46%	48%	51%	60%
Plus: Depreciation &Amortization		5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Plus: Stock Based Compensation		23	23	24	25	25	26	27	28	29	29	30	31	32	33	34	10	3
Less: Net Working Capital		(11)	(9)	2	(14)	(7)	(9)	(10)	(7)	(6)	(7)	(3)	(3)	(3)	(3)	2	47	14
Less: Capex		(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue		(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Levered Free Cash Flow(30)		($267)	($183)	($130)	($18)	$160	$373	$587	$523	$631	$738	$784	$828	$875	$951	$985	$358	$124
Cash Flow from Debt Paydown		—	—	—	—	($50)	($67)	($33)	—	—	—	—	—	—	—	—	—	—
Beginning Cash(23)		$258	$124	($58)	($188)	($206)	($96)	$211	$764	$1,287	$1,918	$2,657	$3,441	$4,269	$5,144	$6,095	$7,080	$7,438
Ending Cash(24)(25)		$124	($58)	($188)	($206)	($96)	$211	$764	$1,287	$1,918	$2,657	$3,441	$4,269	$5,144	$6,095	$7,080	$7,438	$7,562

(8)	The Final Unaudited Prospective Financial Information includes the June 2016 Revenue Model presented to the Relypsa Board on June 14, 2016. The Final Unaudited Prospective Financial Information presented to the Relypsa Board at the July 20, 2016 Relypsa Board meeting was identical to the Final Unaudited Prospective Financial Information presented to the Relypsa Board at the June 20, 2016 Relypsa Board meeting, except that the Final Unaudited Prospective Financial Information presented at the June 20, 2016 Relypsa Board meeting included a beginning cash balance as of March 31, 2016 pro forma for debt financing and repayment of Oxford / SVB loan in May 2016 that was $78 million greater than the beginning cash balance as of June 30, 2016 included in the Final Unaudited Prospective Financial Information presented at the Relypsa Board meeting on July 20, 2016.
(9)	The unaudited prospective financial information provided to Parent differed from the Final Unaudited Prospective Financial Information as follows: (i) revenue projections included in the unaudited prospective financial information provided to Parent were based on Wall Street consensus estimates as of May 15, 2016, (ii) ex-US royalty, ex-US COGS mark-up and milestone payments included in the unaudited prospective financial information provided to Parent were not risk-adjusted, (iii) stock-based compensation, a non-cash line item, was not included in the unaudited prospective financial information provided to Parent, and (iv) the Final Unaudited Prospective Financial Information included certain updates to prospective financial information with respect to operating expenses as a result of Relypsa’s quarterly reconciliation exercise and update of the 2015 Long Range Plan that began in April 2016, including an approximately $5-10 million annual increase in G&A Expenses during 2016 to 2020 and, as a result of an evolving distribution strategy, a decrease of $8 million in S&M Expenses in 2019 and a decrease of $18 million in S&M Expenses in 2020.
(10)	The peak Veltassa US Net Revenues in Revenue Case A are assumed to be $1.9 billion based on a market penetration of 39%. Additional sales assumptions include: (i) product market share peaks in 2025, (ii) net duration of therapy increases during 2016 – 2025, (iii) conversion rate increases from 2016 to 2025 and (iv) loss of exclusivity in 2030. Pricing is based on a fixed annual rate of increase and a fixed discount on gross price in 2016 which declines to a lower fixed discount by 2020.

(11)	Vifor Royalty Revenue is based on (i) 90% of non risk-adjusted Veltassa ex-US related revenue to account for regulatory risk, (ii) tiered royalties based on non risk-adjusted EU sales, (iii) no sales in Japan and (iv) loss of exclusivity in 2029.
(12)	The prospective revenue information included in the Final Unaudited Prospective Financial Information for fiscal years 2016-2020 differs from the prospective revenue information included in the 2015 Long Range Plan for fiscal years 2016-2020 as a result of the reconciliation and updating of the 2015 Long Range Plan undertaken by Relypsa management beginning in April 2016 to better reflect the information available to Relypsa management at the time the Final Unaudited Prospective Financial Information was prepared, including information received by Relypsa in connection with the ongoing commercial launch of Veltassa, including new outpatient prescriptions written for Veltassa, the number of patients who received a free starter-supply of Veltassa, outpatient prescriptions filled and hospital units sold. In addition, Total Product Revenue in the Final Unaudited Prospective Financial Information does not include revenue from non-Veltassa R&D programs.
(13)	This represents the sum of (i) Veltassa U.S. Net Revenue, (ii) Vifor Royalty Revenue, and (iii) the 10% net revenue received from Vifor (VFMCRP) for the sale of drug substances or finished products to Vifor pursuant to the License Agreement (which such amount excludes the Vifor COGS payable by Vifor pursuant to the License Agreement that is also booked as Relypsa revenue).
(14)	Vifor Collaboration Revenue represents a $40 million upfront payment recognized through 2025.
(15)	Vifor Milestone Revenue is based on (i) 90% of non risk-adjusted Veltassa ex-US related revenue to account for regulatory risk and (ii) non risk-adjusted milestone revenue of $20 million on EMA approval, $10 million on first sale in Vifor territory and $45 million on achieved sales milestones.
(16)	Veltassa US Cost of Goods Sold is assumed to be a fixed percentage of Veltassa US Net Revenue with that fixed percentage decreasing from 2016 through 2024.
(17)	R&D Expense is based on (i) Veltassa R&D programs approved by the Relypsa Board (and excludes non-approved Veltassa clinical programs), (ii) 50/50 split with Vifor for select clinical studies, (iii) removal of early-stage research programs, (iv) $22 million of clinical R&D Expense in 2016 declining to a run rate of $5 million after 2025, (v) CMC expense of $35 million in 2016 declining to a run rate of approximately $30 million by 2020 and $20 million by 2030, (vi) regulatory expense of $13 million in 2016 declining to a run rate of $5 million after 2020, (vii) research R&D of $8 million in 2016 declining to a run rate of $2 million after 2020 and (viii) stock based compensation of $8 million in 2016 and growing at 3% per year after 2016.
(18)	S&M Expense is based on (i) commercial expense of $120 million in 2016 increasing to $133 million in 2020 and growing at 3% per year after 2020, (ii) medical affairs expense of $20 – 25 million during 2016-2020 and growing at 3% per year after 2020 and (iii) stock based compensation of $8 million in 2016 and growing at 3% per year after 2016.
(19)	G&A expense is based on (i) approximately $40 million during 2016-2020 and growing at 3% per year after 2020 and (ii) stock based compensation of $8 million in 2016 and growing at 3% per year after 2016.
(20)	Net Interest Expense is based on (i) an 11.5% fixed interest expense and principal repayments beginning June 2020 of 11.11% in equal quarterly installments (ii) election of option to delay principal repayments if net sales for the four quarter period ending September 30, 2018 are equal to or greater than $115 million and (iii) an interest income of 0.5%.
(21)	Taxes Paid are based on (i) a tax rate of 39%, (ii) utilization of Relypsa’s estimated net operating loss carryforwards of $509 million as of June 30, 2016 and estimated future operating losses and (iii) a minimum tax rate of 4.5% if profitable.
(22)	The terminal net income and cash flows assume a 70% decline in revenues post patent expiry in 2030 for the US and 2029 for the EU.
(23)	Beginning Cash in 2016 represents the cash balance as of June 30, 2016.
(24)	Ending Cash excludes the effect of future equity financing.
(25)	Centerview and BofA Merrill Lynch each calculated unlevered free cash flows (“Unlevered FCF”) for fiscal years 2016 through 2032 as set forth below based on Revenue Case A included in the Final Unaudited Prospective Financial Information provided by Relypsa management for their use in connection with their respective financial analyses summarized above under “—Opinions of Relypsa’s Financial Advisors”:

Unlevered Free Cash Flows – Revenue Case A

Centerview Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income	($243)	($174)	($123)	($10)	$164	$381	$630	$819	$990	$1,161	$1,224	$1,290	$1,362	$1,479	$1,521	$456	$137
% Margin	NM	NM	NM	NM	31%	48%	58%	63%	66%	69%	70%	70%	71%	74%	78%	78%	78%
Unlevered Tax Expense(25a)	—	—	—	—	(64)	(149)	(246)	(320)	(386)	(453)	(477)	(503)	(531)	(577)	(593)	(178)	(53)
Add: Depreciation & Amortization	5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Working Capital	(11)	(9)	2	(14)	(7)	(9)	(10)	(7)	(6)	(7)	(3)	(3)	(3)	(3)	2	47	14
Less: Capex	(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	0
Less: Collaboration Revenue	(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($277/$138)	($189)	($136)	($25)	$92	$223	$374	$492	$598	$702	$745	$785	$829	$901	$931	$326	$98

(25a)	Unlevered Tax Expense if profitable based on (i) a tax rate of 39% and (ii) excluding utilization of Relypsa’s estimated net operating loss carryforwards of $509 million as of June 30, 2016 and estimated future operating losses.
(25b)	Unlevered FCF is $277 million for full fiscal year 2016 and Unlevered FCF is $138 million for second half of fiscal year 2016.

Unlevered Free Cash Flows – Revenue Case A

BofA Merrill Lynch Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2H16E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income	($122)	($174)	($123)	($10)	$164	$381	$630	$819	$990	$1,161	$1,224	$1,290	$1,362	$1,479	$1,521	$456	$137
Less: Taxes(25c)	—	—	—	—	(7)	(17)	(68)	(320)	(386)	(453)	(477)	(503)	(531)	(577)	(593)	(178)	(53)
Plus: Depreciation and Amortization	3	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Capex	(6)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Change in Net Working Capital	(9)	(9)	2	(14)	(7)	(9)	(10)	(7)	(6)	(7)	(3)	(3)	(3)	(3)	2	47	14
Less: Collaboration Revenue	(4)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($138)	($189)	($136)	($25)	$148	$354	$551	$492	$598	$702	$745	$785	$829	$901	$931	$326	$98

(25c)	Taxes calculated on an unlevered basis, based on an effective tax rate of 39% and utilization of Relypsa’s estimated net operating loss carryforwards of $509 million as of June 30, 2016, and increased by each subsequent year’s operating loss until Relypsa becomes profitable in 2020, at which point net operating loss carryforwards are assumed to be utilized in each year. Maximum utilization in any year of net operating loss carryforwards is the lesser of (i) remaining net operating loss carryfowards and (ii) current year operating income, subject to a minimum tax of 4.5% in any profitable year.

The Profit & Loss table below is for Revenue Case B of the Final Unaudited Prospective Financial Information as presented to the Relypsa Board on July 20, 2016:

	Profit & Loss (Risk-Adjusted) – Revenue Case B (8)(9)(26)
	Year Ending December 31,																		CAGR
	POS	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	‘16-’20	‘21-’25
Veltassa U.S. Net Revenue	100%	19	72	148	261	421	596	802	943	1,096	1,258	1,320	1,387	1,456	1,529	1,605	482	144	116%	21%
Vifor Royalty Revenue(11)	90%	—	1	5	12	27	44	57	63	65	67	68	70	72	74	—	—	—	—	11%
Vifor COGS + 10% Revenue	90%	—	3	22	52	72	93	105	107	104	101	97	94	91	88	25	7	2	—	2%
Total Product Revenue to Relypsa(12)		$19	$76	$175	$325	$520	$732	$964	$1,113	$1,265	$1,425	$1,486	$1,551	$1,619	$1,690	$1,630	$489	$146	128%	18%
% Growth		NA	291%	131%	86%	60%	41%	32%	15%	14%	13%	4%	4%	4%	4%	(4%)	(70%)	(70%)
Memo: U.S. + Vifor Royalty & 10% Net COGS Supply(13)		$19	$73	$155	$278	$455	$648	$869	$1,016	$1,171	$1,333	$1,398	$1,465	$1,536	$1,610	$1,607	$482	$145	120%	20%
Vifor Collaboration Revenue(14)	100%	16	3	0	0	0	0	0	0	0	0	—	—	—	—	—	—	—
Vifor Milestone Revenue(15)	90%	—	27	—	—	14	27	—	—	—	—	—	—	—	—	—	—	—
Total Revenue to Relypsa		$35	$106	$175	$325	$534	$760	$965	$1,113	$1,266	$1,425	$1,486	$1,551	$1,619	$1,690	$1,630	$489	$146	97%	17%
Veltassa U.S. COGS(16)		(7)	(23)	(36)	(47)	(53)	(72)	(91)	(101)	(110)	(126)	(132)	(139)	(146)	(153)	(161)	(48)	(14)	66%	15%
Veltassa Vifor COGS		—	(3)	(20)	(47)	(66)	(84)	(96)	(97)	(95)	(91)	(88)	(85)	(83)	(80)	(23)	(6)	(2)	—	2%
Gross Profit		$28	$80	$119	$231	$415	$604	$778	$915	$1,062	$1,208	$1,266	$1,327	$1,390	$1,458	$1,447	$434	$130	96%	19%
% of Product Revenue		145%	105%	68%	71%	80%	82%	81%	82%	84%	85%	85%	86%	86%	86%	89%	89%	89%
Memo: U.S. Gross Profit as a % of U.S. Revenue		63%	68%	76%	82%	87%	88%	89%	89%	90%	90%	90%	90%	90%	90%	90%	90%	90%
R&D Expense(17)		(85)	(85)	(67)	(52)	(54)	(53)	(51)	(50)	(49)	(47)	(47)	(46)	(45)	(44)	(44)	(13)	(4)	(11%)	(3%)
% of Product Revenue		438%	112%	39%	16%	10%	7%	5%	4%	4%	3%	3%	3%	3%	3%	3%	3%	3%
S&M Expense(18)		(152)	(140)	(148)	(156)	(164)	(166)	(170)	(176)	(181)	(186)	(192)	(198)	(201)	(164)	(125)	(38)	(11)	2%	3%
% of Product Revenue		NM	185%	85%	48%	32%	23%	18%	16%	14%	13%	13%	13%	12%	10%	8%	8%	8%
G&A Expense(19)		(49)	(47)	(49)	(49)	(49)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(62)	(63)	(65)	(20)	(6)	(0%)	3%
% of Product Revenue		253%	62%	28%	15%	9%	7%	5%	5%	4%	4%	4%	4%	4%	4%	4%	4%	4%
Adjusted Product Impr. Costs to COGS		2	5	7	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Allocation to Inventory		13	14	14	15	15	15	15	15	15	15	15	15	15	15	15	5	1
Total Operating Income		($243)	($174)	($123)	($10)	$164	$351	$520	$652	$793	$933	$985	$1,039	$1,098	$1,201	$1,228	$368	$110	—	28%
% Margin		NM	NM	NM	NM	31%	46%	54%	59%	63%	66%	66%	67%	68%	71%	75%	75%	75%
Net Interest Expense(20)		(12)	(17)	(17)	(17)	(14)	(7)	0	4	7	9	13	16	19	23	27	30	31
Pre-Tax Income		($256)	($191)	($140)	($28)	$149	$344	$520	$657	$800	$943	$997	$1,055	$1,117	$1,224	$1,255	$398	$141	—	29%
Taxes Paid(21)		—	—	—	—	(7)	(15)	(23)	(256)	(312)	(368)	(389)	(411)	(436)	(477)	(489)	(155)	(55)
Net Income(22)		($256)	($191)	($140)	($28)	$143	$328	$497	$400	$488	$575	$608	$643	$682	$747	$765	$243	$86	—	15%
% Margin		NM	NM	NM	NM	27%	43%	52%	36%	39%	40%	41%	41%	42%	44%	47%	50%	59%
Plus: Depreciation & Amortization		5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Plus: Stock Based Compensation		23	23	24	25	25	26	27	28	29	29	30	31	32	33	34	10	3
Less: Net Working Capital		(11)	(9)	2	(14)	(7)	(8)	(7)	(5)	(5)	(5)	(2)	(2)	(2)	(2)	2	39	12
Less: Capex		(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue		(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Levered Free Cash Flow(30)		($267)	($183)	($130)	($18)	$160	$346	$516	$423	$511	$599	$637	$673	$713	$779	$803	$292	$101
Cash Flow from Debt Paydown		—	—	—	—	($50)	($67)	($33)	—	—	—	—	—	—	—	—	—	—
Beginning Cash(23)		$258	$124	($58)	($188)	($206)	($96)	$183	$666	$1,088	$1,599	$2,199	$2,836	$3,509	$4,221	$5,000	$5,804	$6,096
Ending Cash(24)(27)		$124	($58)	($188)	($206)	($96)	$183	$666	$1,088	$1,599	$2,199	$2,836	$3,509	$4,221	$5,000	$5,804	$6,096	$6,197

(26)	Revenue Case B is based on the following variations from Revenue Case A: (i) peak Veltassa US Net Revenues are assumed to be $1.6 billion based on a market penetration of 34% and (ii) an approximate $3-4 million reduction in commercial S&M expenses annually during 2021-2028.
(27)	Centerview and BofA Merrill Lynch each calculated Unlevered FCF for fiscal years 2016 through 2032 as set forth below based on Revenue Case B included in the Final Unaudited Prospective Financial Information provided by Relypsa management for their use in connection with their respective financial analyses summarized above under “—Opinions of Relypsa’s Financial Advisors”:

Unlevered Free Cash Flows – Revenue Case B

Centerview Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income	(243)	(174)	(123)	(10)	164	351	520	652	793	933	985	1,039	1,098	1,201	1,228	368	110
% Margin	NM	NM	NM	NM	31%	46%	54%	59%	63%	66%	66%	67%	68%	71%	75%	75%	75%
Unlevered Tax Expense(25a)	—	—	—	—	(64)	(137)	(203)	(254)	(309)	(364)	(384)	(405)	(428)	(468)	(479)	(144)	(43)
Add: Depreciation & Amortization	5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Working Capital	(11)	(9)	2	(14)	(7)	(8)	(7)	(5)	(5)	(5)	(2)	(2)	(2)	(2)	2	39	12
Less: Capex	(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue	(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($277/$138)	($189)	($136)	($25)	$92	$206	$310	$392	$478	$564	$599	$632	$669	$732	$753	$264	$79

Unlevered Free Cash Flows – Revenue Case B

BofA Merrill Lynch Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2H16E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income	($122)	($174)	($123)	($10)	$164	$351	$520	$652	$793	$933	$985	$1,039	$1,098	$1,201	$1,228	$368	$110
Less: Taxes(25c)	—	—	—	—	(7)	(16)	(23)	(246)	(309)	(364)	(384)	(405)	(428)	(468)	(479)	(144)	(43)
Plus: Depreciation and Amortization	3	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Capex	(6)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Change in Net Working Capital	(9)	(9)	2	(14)	(7)	(8)	(7)	(5)	(5)	(5)	(2)	(2)	(2)	(2)	2	39	12
Less: Collaboration Revenue	(4)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($138)	($189)	($136)	($25)	$148	$327	$489	$401	$478	$564	$599	$632	$669	$732	$753	$264	$79

The Profit & Loss table below is for Revenue Case C of the Final Unaudited Prospective Financial Information as presented to the Relypsa Board on July 20, 2016:

	Profit & Loss (Risk-Adjusted) – Revenue Case C (8)(9)(28)
	Year Ending December 31,																		CAGR
	POS	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	‘16-’20	‘21-’25
Veltassa U.S. Net Revenue	100%	19	72	148	261	421	569	710	822	948	1,071	1,124	1,181	1,240	1,302	1,367	410	123	116%	17%
Vifor Royalty Revenue(11)	90%	—	1	5	12	27	44	57	63	65	67	68	70	72	74	—	—	—	—	11%
Vifor COGS + 10% Revenue	90%	—	3	22	52	72	93	105	107	104	101	97	94	91	88	25	7	2	—	2%
Total Product Revenue to Relypsa(12)		$19	$76	$175	$325	$520	$705	$872	$991	$1,117	$1,238	$1,290	$1,345	$1,403	$1,463	$1,392	$417	$125	128%	15%
% Growth		NA	291%	131%	86%	60%	36%	24%	14%	13%	11%	4%	4%	4%	4%	(5%)	(70%)	(70%)
Memo: U.S. + Vifor Royalty & 10% Net COGS Supply(13)		$19	$73	$155	$278	$455	$621	$777	$894	$1,022	$1,147	$1,202	$1,259	$1,320	$1,384	$1,369	$411	$123	120%	17%
Vifor Collaboration Revenue(14)	100%	16	3	0	0	0	0	0	0	0	0	—	—	—	—	—	—	—
Vifor Milestone Revenue(15)	90%	—	27	—	—	14	27	—	—	—	—	—	—	—	—	—	—	—
Total Revenue to Relypsa		$35	$106	$175	$325	$534	$733	$873	$992	$1,117	$1,238	$1,290	$1,345	$1,403	$1,463	$1,392	$417	$125	97%	14%
Veltassa U.S. COGS(16)		(7)	(23)	(36)	(47)	(53)	(68)	(81)	(88)	(95)	(107)	(112)	(118)	(124)	(130)	(137)	(41)	(12)	66%	12%
Veltassa Vifor COGS		—	(3)	(20)	(47)	(66)	(84)	(96)	(97)	(95)	(91)	(88)	(85)	(83)	(80)	(23)	(6)	(2)	—	2%
Gross Profit		$28	$80	$119	$231	$415	$580	$696	$807	$928	$1,040	$1,089	$1,141	$1,196	$1,253	$1,232	$370	$111	96%	16%
% of Product Revenue		145%	105%	68%	71%	80%	82%	80%	81%	83%	84%	84%	85%	85%	86%	89%	89%	89%
Memo: U.S. Gross Profit as a % of U.S. Revenue		63%	68%	76%	82%	87%	88%	89%	89%	90%	90%	90%	90%	90%	90%	90%	90%	90%
R&D Expense(17)		(85)	(85)	(67)	(52)	(54)	(53)	(51)	(50)	(49)	(47)	(47)	(46)	(45)	(44)	(44)	(13)	(4)	(11%)	(3%)
% of Product Revenue		438%	112%	39%	16%	10%	7%	6%	5%	4%	4%	4%	3%	3%	3%	3%	3%	3%
S&M Expense(18)		(152)	(140)	(148)	(156)	(164)	(162)	(167)	(172)	(177)	(182)	(188)	(194)	(197)	(161)	(123)	(37)	(11)	2%	3%
% of Product Revenue		NM	185%	85%	48%	32%	23%	19%	17%	16%	15%	15%	14%	14%	11%	9%	9%	9%
G&A Expense(19)		(49)	(47)	(49)	(49)	(49)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(62)	(63)	(65)	(20)	(6)	(0%)	3%
% of Product Revenue		253%	62%	28%	15%	9%	7%	6%	5%	5%	5%	5%	4%	4%	4%	5%	5%	5%
Adjusted Product Impr. Costs to COGS		2	5	7	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Allocation to Inventory		13	14	14	15	15	15	15	15	15	15	15	15	15	15	15	5	1
Total Operating Income		($243)	($174)	($123)	($10)	$164	$331	$442	$547	$663	$769	$812	$858	$908	$1,000	$1,015	$305	$91	—	24%
% Margin		NM	NM	NM	NM	31%	45%	51%	55%	59%	62%	63%	64%	65%	68%	73%	73%	73%
Net Interest Expense(20)		(12)	(17)	(17)	(17)	(14)	(7)	(0)	4	6	8	11	14	16	20	23	25	26
Pre-Tax Income		($256)	($191)	($140)	($28)	$149	$323	$442	$551	$669	$778	$823	$871	$924	$1,020	$1,038	$330	$117	—	25%
Taxes Paid(21)		—	—	—	—	(7)	(15)	(20)	(181)	(261)	(303)	(321)	(340)	(360)	(398)	(405)	(129)	(46)
Net Income(22)		($256)	($191)	($140)	($28)	$143	$309	$422	$370	$408	$474	$502	$531	$564	$622	$633	$201	$72	—	11%
% Margin		NM	NM	NM	NM	27%	42%	48%	37%	37%	38%	39%	40%	40%	43%	46%	48%	57%
Plus: Depreciation & Amortization		5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Plus: Stock Based Compensation		23	23	24	25	25	26	27	28	29	29	30	31	32	33	34	10	3
Less: Net Working Capital		(11)	(9)	2	(14)	(7)	(7)	(5)	(4)	(4)	(4)	(2)	(2)	(2)	(2)	2	33	10
Less: Capex		(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue		(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Levered Free Cash Flow(30)		($267)	($183)	($130)	($18)	$160	$327	$444	$393	$432	$500	$531	$562	$595	$654	$672	$245	$85
Cash Flow from Debt Paydown		—	—	—	—	($50)	($67)	($33)	—	—	—	—	—	—	—	—	—	—
Beginning Cash(23)		$258	$124	($58)	($188)	($206)	($96)	$164	$574	$968	$1,399	$1,899	$2,430	$2,992	$3,587	$4,241	$4,913	$5,158
Ending Cash(24)(29)		$124	($58)	($188)	($206)	($96)	$164	$574	$968	$1,399	$1,899	$2,430	$2,992	$3,587	$4,241	$4,913	$5,158	$5,243

(28)	Revenue Case C is based on the following variations from Revenue Case A: (i) peak Veltassa US Net Revenues are assumed to be $1.4 billion based on a market penetration of 28% and (ii) an approximate $7-8 million reduction in commercial S&M expenses annually during 2021-2028.
(29)	Centerview and BofA Merrill Lynch each calculated Unlevered FCF for fiscal years 2016 through 2032 as set forth below based on Revenue Case C included in the Final Unaudited Prospective Financial Information provided by Relypsa management for their use in connection with their respective financial analyses summarized above under “—Opinions of Relypsa’s Financial Advisors”:
(30)	Levered Free Cash Flow is calculated as net income (a) plus (i) depreciation and amortization and (ii) stock based compensation and (b) less (i) net working capital, (ii) capex and (iii) collaboration revenue.

Unlevered Free Cash Flows – Revenue Case C

Centerview Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income	(243)	(174)	(123)	(10)	164	331	442	547	663	769	812	858	908	1,000	1,015	305	91
% Margin	NM	NM	NM	NM	31%	45%	51%	55%	59%	62%	63%	64%	65%	68%	73%	73%	73%
Unlevered Tax Expense(25a)	—	—	—	—	(64)	(129)	(172)	(213)	(258)	(300)	(317)	(334)	(354)	(390)	(396)	(119)	(36)
Add: Depreciation & Amortization	5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Working Capital	(11)	(9)	2	(14)	(7)	(7)	(5)	(4)	(4)	(4)	(2)	(2)	(2)	(2)	2	33	10
Less: Capex	(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue	(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($277/$138)	($189)	($136)	($25)	$92	$194	$264	$329	$400	$465	$494	$522	$553	$610	$624	$220	$66

Unlevered Free Cash Flows – Revenue Case C

BofA Merrill Lynch Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2H16E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income	($122)	($174)	($123)	($10)	$164	$331	$442	$547	$663	$769	$812	$858	$908	$1,000	$1,015	$305	$91
Less: Taxes(25c)	—	—	—	—	(7)	(15)	(20)	(171)	(258)	(300)	(317)	(334)	(354)	(390)	(396)	(119)	(36)
Plus: Depreciation and Amortization	3	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Capex	(6)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Change in Net Working Capital	(9)	(9)	2	(14)	(7)	(7)	(5)	(4)	(4)	(4)	(2)	(2)	(2)	(2)	2	33	10
Less: Collaboration Revenue	(4)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($138)	($189)	($136)	($25)	$148	$308	$417	$372	$400	$465	$494	$522	$553	$610	$624	$220	$66

(Remainder of Page Left Intentionally Blank)”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the text under the heading entitled “Certain Litigation” on page 72 in its entirety as follows:

“On August 12, 2016, a purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Lu v. Relypsa, Inc., et al., Case No. 3:16-cv-04605-WHO. On August 15, 2016, a second purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Morales v. Relypsa, Inc., et al., Case No. 3:16-cv-04684-JST. On August 16, 2016, a third purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Edelman v. Relypsa, Inc., et al., Case No. 3:16-cv-04702-HSG. Each of the complaints name as defendants Relypsa and the members of the Relypsa Board, and the Edelman complaint also names Galenica and Merger Sub as defendants. The Lu and Morales complaints purport to assert claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act, and the Edelman complaint purports to assert claims under Sections 14(e) and 20(a) of the Exchange Act. Each of the complaints allege that the Schedule 14D-9 contains material omissions and misstatements, and seek to enjoin and/or rescind the Offer as well as certain other equitable relief, unspecified damages and attorneys’ fees and costs. Relypsa believes these lawsuits are wholly without merit and intends to vigorously defend against them.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Relypsa, Inc.

By:	/s/ John Orwin
Name:	John Orwin
Title:	President and Chief Executive Officer

Dated: August 17, 2016